UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Class A Variable Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00440P201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                             with a copy to:
     Stephen Feinberg                        Robert G. Minion, Esq.
     299 Park Avenue                         Lowenstein Sandler PC
     22nd Floor                              1251 Avenue of the Americas
     New York, New York  10171               18th Floor
     (212) 891-2100                          New York, New York 10020
                                             (212) 262-6700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    00440P201
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                             Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                     7) Sole Voting Power:           5,973,254*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      5,973,254*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  5,973,254*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):   13.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):     IA
--------------------------------------------------------------------------------
* This Schedule 13D Amendment No. 3 amends and restates the Schedule 13D Amendment No. 2 previously filed by the reporting person as of January 10, 2008 (the "Effective Date") solely to include in the shares beneficially owned by the reporting person the additional Class A Shares deemed beneficially owned by the reporting person as a result of the additional accreted value of the Preferred Shares as of the Effective Date.

Based upon the Form 6-K of ACE Aviation Holdings Inc., a Canadian corporation (the "Company"), for the quarterly period ending September 30, 2007, as filed with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as of September 30, 2007 there were 80,077,000 Class A Variable Voting Shares (the "Class A Shares") issued and outstanding. In addition, based upon the Company's Form 6-K, as filed with the SEC on January 11, 2008, on the Effective Date, the Company took up and accepted for purchase and cancellation a total of 40,023,427 Class A Shares and 9,894,166 Class B Voting Shares (the "Class B Shares") at Cdn$30.00 per share for an aggregate purchase price of approximately Cdn$1.498 billion in accordance with the terms of a Tender Offer Statement on Schedule TO filed with the SEC on December 6, 2007. No Convertible Preferred Shares of the Company were deposited on an as converted basis under the offer. As of the

Effective Date, Promontoria Holding III B.V., an entity established and existing pursuant to the laws of The Netherlands ("Promontoria"), holds 6,550,000 convertible preferred shares (the "Preferred Shares") of the Company. The Preferred Shares, as of the Effective Date, are convertible at Promontoria's option into approximately 5,924,491 Class A Shares (the "Class A Shares") of the Company, subject to certain adjustments. In addition, certain affiliates of Promontoria (the "Affiliates") hold, in the aggregate, 48,763 Class A Shares. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all Class A Shares to be issued to Promontoria upon the conversion of the Preferred Shares and held by the Affiliates. Thus, as of the Effective Date, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own approximately 5,973,254 Class A Shares, or 13.0% of the Class A Shares deemed issued and outstanding as of the Effective Date. Applicable provisions of the Canada Transportation Act (1996), as amended (the "Act"), require that at least seventy five percent (75%) of the voting power exercised by the holders of the Company's voting equity securities be held by Canadian citizens, as such Canadian citizenship is defined in the Act (a "Canadian"). The Company's organizational and governance document (the "Articles") set forth, among other things, Voting Restrictions (as defined in this Schedule 13D, as amended) to ensure that the Company complies with the Act. In this regard, the Articles provide that (i) only non-Canadians may be the record and beneficial holders of the Company's Class A Shares, (ii) only
Canadians may be the record and beneficial holders of the Company's Class B Shares, and (iii) holders of the Company's Preferred Shares are entitled to vote on an as-converted basis with the holders of the (a) Class A Shares, if the holder of the Preferred Shares is a non-Canadian, or (b) Class B Shares, if the holder of the Preferred Shares is a Canadian. Promontoria, because it is a non-Canadian, votes its Preferred Shares on an as-converted basis with the holders of the Company's Class A Shares. Pursuant to the Articles, each share of the Company's Class A Shares and the Class B Shares, prior to the application of the Voting Restrictions, is entitled to cast one (1) vote at a shareholders meeting or any other time that a Company shareholder is entitled to vote (a "Voting Event"). The Articles further provide that to the extent the votes cast by holders of Class A Shares exceed twenty five percent (25%) of all votes cast at a Voting Event, the voting power of such Class A Shares shall be reduced proportionally so that the voting power of the Class A Shares does not exceed, in the aggregate, twenty five percent (25%) of all votes cast at the Voting Event (the "Voting Restrictions"). As of the Effective Date, because of the Voting Restrictions, the voting power of Promontoria's Class A Shares is reduced to a level equivalent to that of a shareholder who holds approximately three and two-tenths of a percent (3.2%) of the deemed issued and outstanding total capital voting stock.

This Schedule 13D Amendment No. 3 amends and restates the Schedule 13D Amendment No. 2 previously filed by the reporting person as of January 10, 2008 (the "Effective Date") solely to include in the shares beneficially owned by the reporting person the additional Class A Shares deemed beneficially owned by the reporting person as a result of the additional accreted value of the Preferred Shares as of the Effective Date.



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon the Company's Form 6-K for the quarterly period ending September 30, 2007, as filed with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as of September 30, 2007 there were 80,077,000 Class A Shares issued and outstanding. In addition, based upon the Company's Form 6-K, as filed with the SEC on January 11, 2008, on January 10, 2008 (the "Effective Date"), the Company took up and accepted for purchase and cancellation a total of 40,023,427 Class A Shares and 9,894,166 Class B Voting Shares (the "Class B Shares") at Cdn$30.00 per share for an aggregate purchase price of approximately Cdn$1.498 billion in accordance with the terms of a Tender Offer Statement on Schedule TO filed with the SEC on December 6, 2007. No Convertible Preferred Shares of the Company were deposited on an as converted basis under the offer. As of January 10, 2008, Promontoria was the holder of 6,550,000 Preferred Shares. The Preferred Shares, as of the Effective Date, are convertible at Promontoria's option into approximately 5,924,491 Class A Shares, subject to certain adjustments. In addition, certain affiliates of Promontoria (the "Affiliates") hold, in the aggregate, 48,763 Class A Shares. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all Class A Shares to be issued to Promontoria upon the conversion of Promontoria's Preferred Shares and held by the Affiliates. Thus, as of the Effective Date, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own approximately 5,973,254 Class A Shares, or 13.0% of the Class A Shares deemed issued and outstanding as of the Effective Date.

          Applicable provisions of the Canada Transportation Act (1996), as amended (the "Act"), require that at least seventy five percent (75%) of the voting power exercised by the holders of the Company's voting equity securities be held by Canadian citizens, as such Canadian citizenship is defined in the Act (a "Canadian"). The Company's organizational and governance document (the "Articles") set forth, among other things, Voting Restrictions (as defined in this Schedule 13D, as amended) to ensure that the Company complies with the Act. In this regard, the Articles provide that (i) only non-Canadians may be the record and beneficial holders of the Company's Class A Shares, (ii) only
Canadians may be the record and beneficial holders of the Company's Class B Shares, and (iii) holders of the Company's Preferred Shares are entitled to vote on an as-converted basis with the holders of the (a) Class A Shares, if the holder of the Preferred Shares is a non-Canadian, or (b) Class B Shares, if the holder of the Preferred Shares is a Canadian. Promontoria, because it is a non-Canadian, votes its Preferred Shares on an as-converted basis with the holders of the Company's Class A Shares. Pursuant to the Articles, each share of the Company's Class A Shares and the Class B Shares, prior to the application of the Voting Restrictions, is entitled to cast one (1) vote at a shareholders meeting or any other time that a Company shareholder is entitled to vote (a "Voting Event").

          The Articles further provide that to the extent the votes cast by holders of Class A Shares exceed twenty five percent (25%) of all votes cast at a Voting Event, the voting power of such Class A Shares shall be reduced proportionally so that the voting power of the Class A Shares does not exceed, in the aggregate, twenty five percent (25%) of all votes cast at the Voting Event (the "Voting Restrictions").

          As of the Effective Date, because of the Voting Restrictions, the voting power of Promontoria's Class A Shares is reduced to a level equivalent to that of a shareholder who holds approximately three and two-tenths (3.2%) of the deemed issued and outstanding total capital voting stock.

          During the sixty (60) days prior to the Effective Date, the only transactions in Class A Shares, or securities convertible into, exercisable for or exchangeable for Class A Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were privately negotiated sales to third parties on January 10, 2008 of an aggregate of 3,250,000 Preferred Shares at a price equivalent to US$26.68 per Preferred Share.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 4, 2008


                                             /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in   his  capacity
                                            as, through one or more intermediate
                                            entities, the investment manager for
                                            Promontoria Holding III B.V.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).